UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-26609

/ / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR

(Check One):

    For Period Ended: September 30, 1999

                    [ ] Transition  Report on Form 10-K
                    [ ] Transition Report on Form  20-F
                    [ ] Transition  Report  on  Form  11-K
                    [ ] Transition  Report on Form 10-Q
                    [ ] Transition  Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.




Copies of Communications Sent to:

       Donald F. Mintmire        &          Peter G. Futro
       Mintmire & Associates                Futro & Trauernicht, LLC
       265 Sunrise Avenue                   Alamo Plaza
       Suite 204                            1401 Seventeenth Street - 11th Floor
       Palm Beach, FL 33480                 Denver, Colorado 80202
       (561) 832-5696                       (303) 295-3360

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If the notification  relates to a portion of the filing checked above,  identify


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the Item(s) to which the notification relates:
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PART 1 -- REGISTRANT INFORMATION

                Environmental Construction Products International
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                             Full Name of Registrant

                             Ginsite Materials, Inc.
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                            Former Name if Applicable

                        2870 Speer Boulevard, Suite 205,
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            Address of Principal Executive Office (Street and Number)

                             Denver, Colorado 80211
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                            City, State and Zip Code


PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 could not be filed within the prescribed time period because the accounting statements could not be prepared by the Company within such time period due to the inability of the accounting firm to complete the work, which work could not have been completed without unreasonable effort and expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Donald Mintmire       561          832-5696
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        (Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [  ] Yes     [  ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                Environmental Construction Products International
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: 11/15/99                   By:     /s/ Frank Glinton
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                                            President